April 28, 2005

Mail Stop 04-06

Ofer Segev
Chief Financial Officer
Attunity Inc.
40 Audubon Road
Wakefield, Massachusetts 01880

Re:  	Attunity Ltd.
	Amendment No. 4 to Form F-3
      Filed April 20, 2005
      File No. 333-119157

      Amendment No. 1 to Form 20-F Annual Report
      For the Period Ended December 31, 2003
      Filed on November 22, 2004
      File No. 0-20892

Dear Mr. Segev:

      This is to advise you that we have reviewed only that portion of the above registration statement and annual statement that relates to prior outstanding staff comments and your controls and procedures disclosure. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3/A
Exhibit 5.1

1. We note the addition to your registration statement of 230,000 ordinary shares issued to Don Biran Holdings, Ltd. in connection with an agreement entered into in June 2001. Please revise to update your legal opinion so that the number of shares being opined upon equals the number of shares you intend to register.

Form 20-F/A

Financial Statements
Notes to Consolidated Financial Statements
Note 2:- Significant Accounting Policies, page F-12
Research and Development Costs
2. Your response to prior comment number 3 from our letter dated April 8, 2005 indicates that revenue projections prepared for purposes of amortizing capitalized software development costs include all future revenue based on enhanced versions of your Attunity Connect product. Supplementally, explain to us why you believe it is appropriate to include revenue from future, undeveloped versions of
your product in projections prepared for purposes of applying SFAS
86
to the existing version of your product. In this regard, we note that paragraphs 8(a) and 10 of SFAS 86 appear to contemplate projections based on revenue from a current product ("that product"), and not revenue from a current product and possible future enhancements to that product.
3. We have considered your response to prior comment number 7 from our letter dated April 8, 2005 and remain unclear as to why you believe five years represents a reasonable estimated economic life for your capitalized software development costs. As noted in our prior comment, you developed and released four different versions of
Attunity Connect between the fourth quarter of 2002 and the fourth quarter of 2004. Your response indicates, in part, that these enhancements are necessary in order for the product to stay competitive. This suggests that, absent future enhancements, a current version of your product may have an economic life materially shorter than five years. Further, while SFAS 86 indicates that product enhancement extends the life of an original product, it is not clear that the possibility of future, unspecified product enhancements is sufficient to justify a longer initial estimated economic life for that original product. In view of these considerations, further explain to us your basis for concluding that five years represents a reasonable estimated economic life, consistent with the guidance of SFAS 86.
4. We have considered your response to prior comment number 8 from our letter dated April 8, 2005 and do not believe the method you use to account for costs of prior versions of enhanced software products is appropriate under SFAS 86. In this regard, we note that, upon completion of a product enhancement, you continue to amortize remaining costs of prior versions over their original amortization periods. This method is inconsistent with paragraphs 23 and 24 of the FASB Staff Implementation Guide to SFAS 86, which indicate that unamortized costs of the original product should be included with the costs of the enhancement for purposes of applying the net realizable value test and amortization provisions. Further, such costs should be amortized over the estimated life of the enhancement. Revise your accounting accordingly.

						*  *  *

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions should be directed to David Edgar at (202) 942-2806 or Brad Skinner at (202) 942-1922. Questions regarding legal issues should be directed to Neil Miller at (202) 942-1851. If you need additional assistance you may contact me at (202) 942-1800.


							Sincerely,



							Barbara C. Jacobs
							Assistant Director


cc:  	Steven J. Glusband, Esq. (via facsimile)
	Carter Ledyard & Milburn LLP
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Attunity Ltd.
File No. 333-119157
April 28, 2005
Page 1